[Letterhead of Orrick, Herrington & Sutcliffe LLP]

December 17, 2009

Via EDGAR and Facsimile

Mark P. Shuman
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C.  20549

Re:         Merix Corporation
Form 10-K for the Fiscal Year Ended May 30, 2009
Filed on July 30, 2009
File No. 001-33752

Dear Mr. Shuman:

On behalf of Merix Corporation (the “Company”), this letter sets forth the response of the Company to the comment letter dated December 14, 2009 issued by the staff of the United States Securities and Exchange Commission in connection with the Company’s annual report on Form 10-K.  For your convenience, we have set forth the comments in the Staff’s letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended May 30, 2009

Item l. Business

Customers and Markets

l.
Sales to Motorola represented 13% of net sales in fiscal 2009.  As it appears that you are substantially dependant upon this relationship, please expand your disclosure in your “Business” section to describe your relationship with that customer.  Clarify whether you are party to a supply or requirements contract or if the rights and obligations of the parties are set forth in a contract.  Also advise how you determined that a contract with Motorola, if any, was not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

Sales to Motorola are predominantly effected through individual purchase orders submitted by Motorola.  No single purchase order from Motorola has been for an amount that is individually material.  Accordingly, Merix does not believe that further disclosure of its relationship with Motorola is required in the “Business” section of its Form 10-K for fiscal 2009 or that any purchase order from Motorola is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Mark P. Shuman
December 17, 2009

Item 13.  Certain Relationships and Related Transactions, and Director Independence (incorporated from definitive proxy materials)

Transactions with Related Persons

2.
You state that there were no transactions with related persons in fiscal 2009.  However, in your annual report on Form 10-K under Note 20 you state that you recorded approximately $1.3 million in 2009 for transactions with Huizhou Desay Holdings Co. Ltd.  In your response letter, please clarify whether Huizhou Desay was a “related person” as that term is used in Item 404 of Regulation S-K.

Response:

Huizhou Desay Holdings Co. Ltd. is a joint venture partner with respect to two indirect subsidiaries of the Company and has no relationship with the Company that would make it a “related person” under Item 404 of Regulation S-K.

Please do not hesitate to call me at the telephone number above or Lynne Hirata at (415) 773-5511 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/ Alan Talkington

Alan Talkington

cc:  Michael F. Johnson
       Michael D. Burger